Exhibit 99.1

Triterras Provides Update on Nasdaq Listing

Singapore, February 2, 2022 – Triterras Inc. (NasdaqGM: TRIT, TRITW) (“Triterras” or the “Company”), a leading fintech company focused on trade and trade finance, is providing an update on its December 16, 2021 appeal to the Nasdaq Hearing Panel (the “Panel”) of the December 10, 2021 delisting determination made by the staff of the Nasdaq Stock Market (the “Staff”) for the Company’s failure to file its annual report on Form 20-F for the fiscal year ended February 28, 2021. On February 1, 2022, Triterras received notice from the Staff that the Panel has denied the Company’s appeal of the Staff’s decision to delist the securities of the Company and suspend trading in the securities of Triterras. With the Panel’s decision having been rendered, trading in the Company’s securities on the Nasdaq Stock Market will be suspended effective with the open of business on February 3, 2022.

Triterras intends to appeal the Panel’s decision to the Nasdaq Listing and Hearing Review Council (the “Listing Council”) within the applicable 15-day appeal period. The initiation of an appeal by the Company to the Listing Council will not stay the suspension of trading unless the Listing Council on its own initiative decides to stay the suspension.

The Panel’s decision to delist the Company’s common stock and warrants was based on the Company’s noncompliance with Nasdaq’s filing requirements set forth in Nasdaq Listing Rule 5250(c)(1) because the Company has not yet filed its annual report on Form 20-F for the fiscal year ended February 28, 2021.

The Company is currently reviewing alternatives for continued trading of its securities in the United States. However, there can be no assurance that a market for the Company’s securities will develop.

The Company is continuing to work with its independent auditor to complete the audit of its consolidated financial statements. Triterras is committed to providing updates on any material developments as they occur.

About Triterras

Triterras is a leading fintech company focused on trade and trade finance. It launched and operates Kratos™—one of the world’s largest trading and trade finance platforms that connects and enables commodity traders to trade and source capital from lenders directly online. For more information, please visit triterras.com or email us at contact@triterras.com.

Forward Looking Statements

This press release includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Triterras’ actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include Triterras’ expectations with respect to future performance as well as timing of completion of the audit of the Company’s consolidated financial statements (the “Audit”) and the filing of its annual report on Form 20-F for the fiscal year ended February 28, 2021 (the “Annual Report”) with the U.S. Securities and Exchange Commission (the “SEC”). These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside Triterras’ control and are difficult to predict. Factors that may cause such differences include but are not limited to the completion of the Audit, the filing of the Annual Report, and the decision of the Listing Council with respect to any appeal of the Panel’s decision, as well as the risks and uncertainties incorporated by reference under “Risk Factors” in Triterras’ Form 20-F (001-39693) filed with the SEC on November 16, 2020 and in Triterras’ other filings with the SEC. Triterras cautions that the foregoing list of factors is not exclusive. There can be no assurance that the Audit will be completed sufficiently in advance to enable Triterras to complete and file the Annual Report before the conclusion of the appeal process, that the Listing Council will render a decision favorable to Triterras in its appeal of the Panel’s decision, or that Triterras will be able to regain compliance with the Nasdaq Listing Rules within any additional extension period granted by Nasdaq (including by the Listing Council). Triterras cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Triterras does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

Investor Relations Contacts:

Jim Groh, Triterras Inc.

Mobile: +1 (678) 237-7101

Email: IR@triterras.com

Gateway Investor Relations

Matt Glover and Jeff Grampp, CFA

Office: +1 (949) 574-3860

Email: TRIT@gatewayir.com

Media Contacts:

Gregory Papajohn, Office of Corporate Communications, Triterras, Inc.

Mobile: +1 (917) 287-3626

Email: press@triterras.com